Exhibit 99.2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
CONNECTED TRANSACTION
ACQUISITION OF ASSETS

Special notice
The Company and all Board members warrant the truthfulness, accuracy and completeness of this announcement and jointly and severally accept full responsibility for any misrepresentation or misleading statements contained in, or material omissions from, this announcement.

Summary of important contents:
•	Nature of transaction
The Asset Transfer Agreement entered into between Western Pipeline Branch Company and (China Petroleum Western Pipeline Company Limited*), a wholly-owned subsidiary of CNPC, has been considered and approved at a meeting of the Board on 18 June 2009. Pursuant to the Asset Transfer Agreement, Western Pipeline Branch Company will acquire the Western Pipeline Assets from the Transferor. Upon completion of the Acquisition, the Company will pay consideration in the sum of RMB9,708.15 million (approximately HK$11,031.99 million) to the Transferor. The parties will adjust the consideration by reference to the change in the net asset value of the Western Pipeline Assets for the period from the Valuation Date to the Completion Date on a dollar-for-dollar basis.
•	Abstention from voting by connected directors

The 5th meeting of the 4th session of the Board was convened on 18 June 2009 by way of physical meeting. Mr Jiang Jiemin, Chairman of the Company, Mr Zhou Jiping, Vice Chairman of the Company, and Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan and Mr Wang Guoliang, directors of the Company, abstained from voting as connected directors due to their positions held in CNPC. The remaining 6 directors of the Company who were entitled to vote at the meeting (including the independent non-executive directors) reviewed and considered the proposed resolution and resolved in favour of the resolution approving the Acquisition unanimously.
•	Reasons for the Acquisition and Benefits to the Company

1.	The Acquisition is beneficial to the Company in terms of the implementation of professional management of pipeline operation, thereby materializing the Company’s competitiveness on technological management and pipeline network in western China. It will also strengthen the Company’s capabilities in pipeline transmission, enabling the Company to achieve optimal distribution and operational efficiency of the pipeline resources; and

2.	The Acquisition can also reduce the connected transactions between the Company and CNPC and potential competition with CNPC to a certain extent.

1.	SUMMARY OF THE CONNECTED TRANSACTION
(A)	The Acquisition

The Board announces that Western Pipeline Branch Company and the Transferor entered into the Asset Transfer Agreement on 18 June 2009, pursuant to which Western Pipeline Branch Company has agreed to acquire the Western Pipeline Assets from the Transferor. Upon completion of the Acquisition, Western Pipeline Branch Company will pay consideration in the sum of RMB9,708.15 million (approximately HK$11,031.99 million) to the Transferor. The parties will adjust the consideration by reference to the change in the net asset value of the Western Pipeline Assets for the period from the Valuation Date to the Completion Date on a dollar-for-dollar basis.

(B)	Regulatory requirements under the HKEx Listing Rules and the SSE Listing Rules

As of the date of this announcement, CNPC is the controlling shareholder of the Company. The Transferor is a wholly-owned subsidiary of CNPC. Pursuant to the HKEx Listing Rules and the SSE Listing Rules, both CNPC and the Transferor are connected persons of the Company. The Acquisition hence constitutes a connected transaction of the Company.

Under the HKEx Listing Rules, as the applicable percentage ratios for the Acquisition are more than 0.1% but less than 2.5%, the Company is only subject to the reporting and announcement requirements, and is exempt from the independent shareholders’ approval requirement. Under the SSE Listing Rules, as the consideration for the Acquisition is below 5% of the latest audited net assets of the Company, the Acquisition is only required to be approved by the Board and does not need to be approved at a general meeting of shareholders.

2.	INFORMATION ON CONNECTED PARTIES
(A)	CNPC

CNPC, the controlling shareholder of the Company, is a petroleum and petrochemical conglomerate that was formed in July 1998 as a result of the restructuring launched by the State Council of the predecessor of CNPC, China National Petroleum Company . CNPC is also a state-authorised investment corporation and a state controlled company. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing. The Transferor is a wholly-owned subsidiary of CNPC.

(B)	China Petroleum Western Pipeline Company Limited

The Transferor is a wholly-owned subsidiary of CNPC incorporated in Urumqi, Xinjiang in 2004. It is principally engaged in the operation and management of the crude oil and refined oil pipelines from Urumqi to Lanzhou. Information of China Petroleum Western Pipeline Company Limited as of the date of this announcement is set out as follows:

Nature of enterprise:	Limited liability company

Address:	Room 802, Yintong Building, 11 Diamond City, Urumqi

Registered capital:	RMB8,200 million

Legal representative:	Ling Xiao

Scope of business:	Storage and transportation of oil and oil products (save for those which require specific approvals) and the development of technology therefor; sale of petrochemical products (save for those which require specific approvals); construction of oil pipelines and related technical consultation (in accordance with its professional qualification certificate)
(C)	The Company

The Company is a joint stock company incorporated on 5 November 1999 under the PRC Company Law as a result of the restructuring of CNPC. The ADSs, H shares and A shares of the Company are listed on the New York Stock

Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively.
The Company is the largest oil and gas producer and seller taking a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Company and its subsidiaries engage in a broad range of petroleum and natural gas related activities including the exploration, development, production and sales of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and sales of basic petrochemical products, derivative chemical products and other chemical products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

3.	INFORMATION ON THE ASSETS TO BE ACQUIRED
The assets involved in the Acquisition include one crude oil pipeline and one refined oil pipeline, each with a length of 1,858 km stretching west-to-east from Urumqi, Xinjiang to Lanzhou, Gansu. The crude oil pipeline and the refined oil pipeline have designed transmission capacities of 20,000,000 tons and 10,000,000 tons per annum respectively. The Company has engaged Beijing Tianyuanquan Certified Public Accountants Limited to conduct an audit for the Western Pipeline Assets in accordance with the PRC GAAP. By adopting 31 March 2009 as the valuation date, the net asset value of the Western Pipeline Assets was RMB9,106.23 million (approximately HK$10,347.99 million), the total assets were RMB13,349.86 million (approximately HK$15,170.30 million) and the total liabilities were RMB4,243.63 million (approximately HK$4,822.31 million).

By adopting the replacement cost approach, as of the Valuation Date, the net asset value of the Western Pipeline Assets as assessed by China Enterprise Appraisals Co., Ltd., was RMB9,708,150,400 (approximately HK$11,031.99 million), the total assets were RMB13,951,774,700 (approximately HK$15,854.29 million) and the total liabilities were RMB4,243,624,300 (approximately HK$4,822.30 million).

Based on the audited accounts of the Transferor prepared in accordance with the PRC GAAP, as of 31 December 2008, the total audited net asset value attributable to the Western Pipeline Assets was RMB9,058.51 million (approximately HK$10,293.76 million), the net profit before and after tax attributable to the Western Pipeline Assets for the financial year ended 31 December 2007 amounted to approximately RMB421.02 million (approximately HK$478.43 million) and RMB421.02 million (approximately HK$478.43 million) and the net profit before and after tax attributable to the Western Pipeline Assets for the financial year ended 31 December 2008 amounted to approximately RMB565.30 million (approximately HK$642.39 million) and RMB494.91 million (approximately HK$562.39 million). As the Western Pipeline Assets were constructed by the Transferor in the past, there is no original purchase cost.
14A.56(5)

4.	MAJOR TERMS OF THE CONNECTED TRANSACTION AND ASSET TRANSFER AGREEMENT
1.	Date:

18 June 2009
2.	Parties:

Transferor: (China Petroleum Western Pipeline Company Limited*), a wholly-owned subsidiary of CNPC

Transferee: Western Pipeline Branch Company

3.	The Acquisition and the assets involved

Subject to the satisfaction of the conditions precedent under the Asset Transfer Agreement, Western Pipeline Branch Company has agreed to acquire and the Transferor has agreed to sell the Western Pipeline Assets.

4.	Consideration

Western Pipeline Branch Company will pay the consideration of RMB9,708.15 million (approximately HK$11,031.99 million) in cash to the Transferor as the consideration of the Acquisition. The consideration will be adjusted by reference to the change in the net asset value of the Western Pipeline Assets for the period from the Valuation Date to the Completion Date on a dollar-for-dollar basis.

5.	Conditions Precedent to completion of the Acquisition

Completion of the Acquisition is subject to the satisfaction of certain conditions precedent, including:
(a)	Western Pipeline Branch Company having completed due diligence on the Western Pipeline Assets;

(b)	the Transferor having obtained all necessary consents of the creditors and any other relevant third parties in connection with the transfer of the Western Pipeline Assets;

(c)	there having been no material adverse change to the business operation and technical performance of the Western Pipeline Assets; and

(d)	the representations, warranties and undertakings given by the Transferor being true, accurate, complete and valid as at the Completion Date.
In addition, if any relevant listing regulatory authorities and the PRC government authorities (collectively, the “Authorities”) impose any conditions in the process of approving the transfer of the Western Pipeline Assets, the parties shall agree to make such amendments as appropriate to the Asset Transfer Agreement and other relevant conditions of the transaction in accordance with the conditions set out by the Authorities. In the event that the parties fail to agree on such amendment and the performance of the Asset Transfer Agreement by any one party would constitute a breach of the PRC law and/or any relevant listing rules, such party shall be entitled to terminate the Asset Transfer Agreement.

6.	Completion

The Completion Date will be 30 June 2009 or the date on which all conditions precedent under the Asset Transfer Agreement are fulfilled, whichever is the later. The parties shall use reasonable endeavours to procure the fulfilment of the conditions precedent on or before 30 June 2009. In the event that any of the conditions precedent has not been fulfilled on or before 30 June 2009 by reason of the Transferor, Western Pipeline Branch Company shall be entitled to terminate the Asset Transfer Agreement.

5.	REASONS FOR THE ACQUISITION AND BENEFITS TO THE COMPANY
The Board considers the acquisition of the Western Pipeline Assets to be in line with the development strategies of the Company. In particular, the Board considers that the acquisition of the Western Pipeline Assets has the following importance:
1.	The Acquisition is beneficial to the Company in terms of the implementation of professional management of pipeline operation, thereby materializing the Company’s competitiveness on technological management and pipeline network in western China. It will also strengthen the Company’s capabilities in pipeline transmission, enabling the Company to achieve optimal distribution and operational efficiency of the pipeline resources; and

2.	The Acquisition can also reduce the connected transactions between the Company and CNPC and potential competition with CNPC to a certain extent.
The Board (including the independent non-executive directors) considers that the terms of the Asset Transfer Agreement are on normal commercial terms and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

6.	BOARD APPROVAL AND THE INDEPENDENT NON-EXECUTIVE DIRECTORS’ OPINION
The 5th meeting of the 4th session of the Board was held on 18 June 2009 by way of physical meeting. Mr Jiang Jiemin, Chairman of the Company, Mr Zhou Jiping, Vice Chairman of the Company, and Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan and Mr Wang Guoliang, directors of the Company, abstained from voting as connected directors due to their positions held in CNPC. The remaining 6 directors of the Company who were entitled to vote at the meeting (including the independent non-executive directors) reviewed and considered the proposed resolution and resolved in favour of the resolution approving the Acquisition unanimously.

The independent non-executive directors of the Company consider that the above-mentioned connected transaction was entered into during the normal and ordinary course of business of the Company, in compliance with all the procedures prescribed in the relevant applicable laws and regulations and the articles of association of the Company, and on normal commercial terms, and the connected transaction is fair and reasonable and in the interests of the Company and its shareholders as a whole.

7.	DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents are available for inspection during normal business hours at the Company’s legal address:
(i)	the resolution of the 5th meeting of the 4th session of the Board;

(ii)	the independent non-executive directors’ opinion;

(iii)	the Asset Transfer Agreement; and

(iv)	relevant auditors’ report and valuation report.

8.	DEFINITION
In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Acquisition”	the acquisition of the Western Pipeline Assets from the Transferor by Western Pipeline Branch Company pursuant to the Asset Transfer Agreement

“Asset Transfer Agreement”	the asset transfer agreement dated 18 June 2009 entered into between Western Pipeline Branch Company and the Transferor in respect of the Acquisition

“Board”	the board of directors of the Company, including the independent non-executive directors of the Company

“CNPC”	China National Petroleum Corporation , a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and main board of The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange, including its branch companies and subsidiaries

“Completion Date”	30 June 2009 or the date on which all conditions precedent under the Asset Transfer Agreement are fulfilled, whichever is the later

“HKEx Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

“PRC”	the People’s Republic of China, which for the purpose of this announcement only, does not include the Hong Kong and Macau Special Administrative Regions and Taiwan

“PRC GAAP”	the China Accounting Standards for Business Enterprises

“RMB”	Renminbi, the lawful currency of the PRC

“SSE Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Transferor”	(China Petroleum Western Pipeline Company Limited*), a wholly-owned subsidiary of CNPC

“Valuation Date”	31 March 2009

“Western Pipeline Assets”	western pipeline assets held by the Transferor which principally include one crude oil pipeline and one refined oil pipeline

“Western Pipeline Branch Company”	(PetroChina Company Limited Western Pipeline Branch Company*)
In this announcement, RMB has been translated into HK$ at the rate close to the date of the Asset Transfer Agreement of HK$1=RMB 0.88 for reference purpose only.

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
18 June 2009
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

*	For identification purpose only